Dreyfus Municipal Money Market Fund, Inc.

SEMIANNUAL REPORT November 30, 2006



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The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Municipal Money Market Fund, Inc., covering the six-month period from June 1, 2006, through November 30, 2006.

Although reports of declining housing prices have raised some economic concerns, we believe that neither a domestic recession nor a major shortfall in global growth is likely. A stubbornly low unemployment rate suggests that labor market conditions remain strong, and stimulative monetary policies over the last several years have left a legacy of ample financial liquidity worldwide. These and other factors should continue to support further economic expansion, but at a slower rate than we saw earlier this year.

The U.S. bond market also appears to be expecting a slower economy, as evidenced by an "inverted yield curve" at the end of November, in which yields of two-year U.S. Treasury securities were lower than the overnight federal funds rate. This anomaly may indicate that short-term interest rates have peaked, while the Federal Reserve Board remains "on hold" as it assesses new releases of economic data. As always, we encourage you to discuss the implications of these and other matters with your financial advisor.

Thank you for your continued confidence and support.

Sincerely,

Thomas F. Eggers
Chief Executive Officer
The Dreyfus Corporation
December 15, 2006



DISCUSSION OF FUND PERFORMANCE

Colleen Meehan, Senior Portfolio Manager

How did Dreyfus Municipal Money Market Fund perform during the period?

For the six-month period ended November 30, 2006, the fund produced an annualized yield of 3.04%. Taking into account the effects of compounding, the fund produced an annualized effective yield of 3.08%.[1]

Tax-exempt money market yields rose along with short-term interest rates over the first half of the reporting period, but stabilized over the second half when the Federal Reserve Board (the "Fed") refrained from tightening monetary policy further.

What is the fund's investment approach?

The fund seeks as high a level of current income exempt from federal income tax as is consistent with the preservation of capital and the maintenance of liquidity.

In pursuing this objective, we employ two primary strategies. First, we normally attempt to add value by investing substantially all of the fund's net assets in high quality short-term municipal obligations throughout the United States and its territories that provide income exempt from federal personal income tax. Second, we actively manage the fund's average maturity based on our anticipation of supply-and-demand changes in the short-term municipal marketplace and interest-rate cycles while anticipating liquidity needs.

For example, if we expect an increase in short-term supply, we may decrease the average maturity of the fund, which could enable us to take advantage of opportunities when short-term supply increases. Generally, yields tend to rise when there is an increase in new-issue supply competing for investor interest. New securities are generally issued with maturities in the one-year range, which in turn may lengthen the fund's average maturity if purchased. If we anticipate limited new-issue supply, we may then look to extend the fund's average maturity to maintain then-current yields for as long as we believe practical. At other times, we try to maintain an average maturity that reflects our view of short-term interest-rate trends and future supply-and-demand considerations.

What other factors influenced the fund's performance?

At the beginning of the reporting period, surging energy prices, strengthening labor markets and hawkish comments from Fed members led investors to revise upward their expectations for inflation and interest rates. Indeed, as it had since June 2004, the Fed continued to raise short-term interest rates. As a result, by the end of June 2006, the federal funds rate stood at 5.25%, its highest level in more than four years.

However, a softening housing market and less robust employment gains during the summer helped to relieve investors' inflation concerns. The Fed appeared to lend credence to this more moderate view when it refrained from raising short-term interest rates at its meeting in early August, its first pause after more than two years of steady rate hikes.

The Fed continued to hold interest rates steady in September and October, citing the likelihood that slower economic growth would reduce inflationary pressures. Expectations of slower economic growth were verified when it was announced that U.S. GDP growth had moderated to an annualized 2.2% in the third quarter of the year, down from 2.6% and 5.6% annualized rates in the second and first quarters of 2006, respectively.

Although yields of tax-exempt money market securities rose along with interest rates over the first half of the reporting period, yields of shorter-dated instruments rose more sharply than longer-dated instruments, causing yield differences along the maturity spectrum to narrow. By the reporting period's second half, there was little difference in the yields of securities with maturities ranging from six months to four years. Investors therefore continued to focus on tax-exempt instruments maturing in six months or less.

Technical factors also helped limit the rise in tax-exempt money market yields. The growing U.S. economy reduced the borrowing needs of most states and municipalities, and some issuers revised their borrowing programs to rely more heavily on short-term variable-rate demand notes, resulting in reduced issuance of one-year tax-exempt municipal notes. Yet, investor demand remained strong, as evidenced by an increase in money market fund assets to record levels.

In this environment, we generally maintained the fund's weighted average maturity in a range we considered to be roughly in line with industry averages. Whenever possible, however, we attempted to maintain the fund's yield by limiting its exposure to variable-rate instruments. Instead, we found opportunities in tax-exempt commercial paper and seasoned municipal notes and bonds.

What is the fund's current strategy?

Recent economic data have continued to suggest that the U.S. economy is moderating without risk of recession, but inflationary pressures have been persistent. Accordingly, it appears to us that the Fed is likely neither to raise nor reduce short-term interest rates over the next several months. However, we have begun to prepare the fund for seasonal factors that tend to boost tax-exempt money market yields near year-end, and we may increase the fund's weighted average maturity to capture opportunities for higher yields should they arise.

December 15, 2006

An investment in the fund is not insured or guaranteed by the FDIC or any other government agency. Although the fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the fund.

[1] *Annualized effective yield is based upon dividends declared daily and reinvested monthly. Past performance is no guarantee of future results. Yields fluctuate. Income may be subject to state and local taxes, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unadited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Municipal Money Market Fund, Inc. from June 1, 2006 to November 30, 2006. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended November 30, 2006

Expenses paid per $1,000†	$ 2.93
Ending value (after expenses)	$1,015.30

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended November 30, 2006

Expenses paid per $1,000†	$ 2.94
Ending value (after expenses)	$1,022.16

† *Expenses are equal to the fund's annualized expense ratio of .58%, multiplied by the average account value over the period, multiplied by 183/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

November 30, 2006 (Unaudited)

Short-Term Investments—98.4%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Arizona—1.3%				
Maricopa County Industrial Development Authority, MFHR, Refunding (San Clemente Apartments Project) (Insured; FNMA and Liquidity Facility; FNMA)	3.56	12/7/06	10,000,000 [a]	10,000,000
Arkansas—1.1%				
Pulaski County Public Facilities Board, MFHR (Chapelridge Project) (LOC; Regions Bank)	3.56	12/7/06	5,650,000 [a]	5,650,000
West Memphis Public Facilities Board, MFHR, Refunding (Meadows Apartments Project) (Insured; FHLMC)	3.56	12/7/06	2,490,000 [a]	2,490,000
California—2.3%				
FHLMC Multifamily Certificates, Revenue (Insured; FHLMC and Liquidity Facility; FHLMC)	3.58	12/7/06	17,673,746 [a,b]	17,673,746
Colorado—4.9%				
Colorado Educational and Cultural Facilities Authority, Student Housing Revenue (Fuller Theological Seminary Project) (LOC; Key Bank)	3.57	12/7/06	9,900,000 [a]	9,900,000
Morgan Keegan Municipal Products Inc. Trust (City and County of Denver) (Liquidity Facility; Lloyds TSB Bank PLC and LOC; Ixis Corporate and Investment Bank)	3.58	12/7/06	10,000,000 [a,b]	10,000,000
Mountain Village Housing Authority, Housing Facilities Revenue (Village Court Apartments Project) (LOC; U.S. Bank NA)	3.53	12/7/06	6,800,000 [a]	6,800,000
Southern Ute Indian Tribe of the Southern Ute Indian Reservation, Revenue	3.50	12/7/06	10,000,000 [a]	10,000,000

Short-Term Investments *(continued)*	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Delaware—.9%				
Delaware Economic Development Authority, MFHR (School House Project) (LOC; HSBC Bank USA)	3.65	12/7/06	6,900,000 a	6,900,000
District of Columbia—4.5%				
Bank of New York Municipal Certificates Trust, Revenue (District of Columbia Housing Finance Agency) (GIC; Trinity Funding Corporation and Liquidity Facility; The Bank of New York)	3.60	12/7/06	8,000,000 a,b	8,000,000
District of Columbia, Enterprise Zone Revenue (Trigen-PepCo Energy Services, LLC Issue) (LOC; M&T Bank)	3.73	12/7/06	11,090,000 a	11,090,000
District of Columbia Housing Finance Agency, SFMR (Insured; XLCA)	4.00	7/16/07	15,000,000	15,000,000
Florida—6.2%				
Broward County Housing Finance Authority, MFHR (Cypress Grove Apartments Project) (Liquidity Facility; American International Group Funding Inc.)	3.63	12/7/06	13,730,000 a	13,730,000
Broward County Housing Finance Authority, SFMR (Merlots Program) (Insured: FNMA and GNMA and Liquidity Facility; Wachovia Bank)	3.57	12/7/06	865,000 a,b	865,000
Florida Housing Finance Agency, Housing Revenue (Caribbean Key Apartments Project) (LOC; FNMA)	3.52	12/7/06	11,725,000 a	11,725,000
Florida Housing Finance Corporation, Homeowner Mortgage Revenue (Putters Program) (Liquidity Facility; JPMorgan Chase Bank)	3.55	12/7/06	15,015,000 a,b	15,015,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Florida (continued)				
Lee County Industrial Development Authority, Utility System Revenue (North Fort Myers Utility, Inc. Project) (LOC; SunTrust Bank)	3.54	12/7/06	5,100,000 [a]	5,100,000
Georgia—4.3%				
Conyers Housing Authority, MFHR (Towne Pointe Apartments Project) (LOC; Amsouth Bank)	3.56	12/7/06	4,000,000 [a]	4,000,000
DeKalb County Housing Authority, MFHR (The Forest at Columbia Apartments Project) (LOC; First Tennessee Bank)	3.58	12/7/06	8,300,000 [a]	8,300,000
Gwinnett County Development Authority, IDR (Suzanna's Kitchen Inc. Project) (LOC; Wachovia Bank)	3.53	12/7/06	6,000,000 [a]	6,000,000
Municipal Electric Authority of Georgia, CP (LOC; JPMorgan Chase Bank)	3.60	12/11/06	14,420,000	14,420,000
Hawaii—.9%				
Hawaii Pacific Health, Special Purpose Revenue (Department of Budget and Finance) (Insured; Radian Bank and Liquidity Facility; Bank of Nova Scotia)	3.60	12/7/06	7,000,000 [a]	7,000,000
Idaho—1.2%				
Idaho Housing and Finance Association, SFMR (Liquidity Facility; Lloyds TSB Bank PLC)	3.58	12/7/06	9,350,000 [a]	9,350,000
Illinois—3.9%				
Chicago Collateralized SFMR	3.80	10/19/07	5,000,000	5,000,000
Chicago SFMR	4.05	7/12/07	10,000,000	10,000,000
Illinois Finance Authority, Revenue (Nazareth Academy Project) (LOC; Bank of Montreal)	3.51	12/7/06	5,250,000 [a]	5,250,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Illinois (continued)				
Lake County, MFHR (Grand Oaks Apartments Project) (Insured; FNMA and Liquidity Facility; FNMA)	3.55	12/7/06	9,000,000 [a]	9,000,000
Indiana—1.3%				
ABN AMRO Munitops Certificates Trust, Indianapolis Local Public Improvement Bond Bank (Indianapolis Airport Authority Project) (Insured; AMBAC and Liquidity Facility; ABN-AMRO)	3.58	12/7/06	10,000,000 [a,b]	10,000,000
Kansas—1.4%				
Kansas Development Finance Authority, MFHR, Refunding (Chesapeake Apartments Project) (LOC; FHLB)	3.55	12/7/06	5,500,000 [a]	5,500,000
Unified Government of Wyandotte County/Kansas City, Municipal Temporary Notes	3.60	11/1/07	5,000,000	5,000,000
Kentucky—4.8%				
Kenton County Airport Board, Special Facilities Revenue (Airis Cincinnati LLC Project) (LOC; Deutsche Postbank)	3.60	12/7/06	30,900,000 [a]	30,900,000
Somerset, Industrial Building Revenue (Wonderfuel LLC Project) (LOC; Bank of America)	3.63	12/7/06	5,520,000 [a]	5,520,000
Louisiana—.5%				
Quachita Parish Industrial Development Board, IDR (Garrett Manufacturing, LLC Project) (LOC; Regions Bank)	3.58	12/7/06	3,935,000 [a]	3,935,000
Maine—.3%				
Maine Housing Authority, General Housing Revenue (GIC; Rabobank International and Liquidity Facility; Landesbank Hessen-Thuringen Girozentrale)	3.55	12/7/06	2,020,000 [a,b]	2,020,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Maryland—.9%				
Baltimore County, Revenue, Refunding (Shade Tree Trace Apartments Facility) (LOC; M&T Bank)	3.73	12/7/06	5,650,000 [a]	5,650,000
Maryland Economic Development Corporation, Revenue (Todd/Allan Printing Facility) (LOC; M&T Bank)	3.88	12/7/06	1,055,000 [a]	1,055,000
Michigan—.9%				
Detroit Downtown Development Authority, LR, Refunding (Millender Center Project) (LOC; HSBC Bank USA)	3.60	12/7/06	7,000,000 [a]	7,000,000
Mississippi—2.8%				
Mississippi Business Finance Corporation, Revenue (Belhaven College Project) (LOC; First Tennessee Bank)	3.55	12/7/06	7,900,000 [a]	7,900,000
Mississippi Hospital Equipment and Facilities Authority, Revenue (Mississippi Methodist Hospital and Rehabilitation Center, Inc. Project) (LOC; First Tennessee Bank)	3.55	12/7/06	5,660,000 [a]	5,660,000
University of Mississippi Educational Building Corporation, Revenue (Campus Improvements Project) (Insured; MBIA and Liquidity Facility; Amsouth Bank)	3.51	12/7/06	7,195,000 [a]	7,195,000
Missouri—1.3%				
Saint Louis, General Fund Revenue, TRAN	4.50	6/29/07	10,000,000	10,041,590
New Hampshire—1.6%				
New Hampshire Health and Education Facilities Authority, Health Care Facilities Revenue (South New Hampshire Medical Center) (Insured; Radian Bank and Liquidity Facility; Bank of America)	3.54	12/7/06	8,000,000 [a]	8,000,000

Short-Term Investments *(continued)*	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New Hampshire *(continued)*				
New Hampshire Health and Education Facilities Authority, Revenue (Riverbend Issue) (LOC; TD Banknorth N.A.)	3.53	12/7/06	4,075,000 [a]	4,075,000
North Carolina—2.3%				
Durham County, Multifamily Revenue (Falls Pointe Apartments) (Liquidity Facility; Merrill Lynch and LOC; Merrill Lynch)	3.59	12/7/06	16,995,000 [a,b]	16,995,000
Ohio—5.6%				
Butler County, Capital Funding Revenue (CCAO Low Cost Capital Pooled Financing Program) (LOC; U.S. Bank NA)	3.50	12/7/06	17,000,000 [a]	17,000,000
Franklin County, Health Care Facilities Refunding and Improvement Revenue (Ohio Presbyterian Retirement Services) (LOC; National City Bank)	3.50	12/7/06	3,900,000 [a]	3,900,000
Hamilton County, Hospital Facilities Revenue (Christ Hospital) (Insured; FSA and Liquidity Facility; Svenska Handelsbanken)	3.56	12/7/06	10,000,000 [a,b]	10,000,000
Lake County, Hospital Facilities Revenue (Lake Hospital Systems Inc.) (Insured; Radian Bank and Liquidity Facility; Bank of America)	3.55	12/7/06	11,600,000 [a]	11,600,000
Oregon—3.1%				
Oregon, Homeowner Revenue (Liquidity Facility; Landesbank Hessen-Thuringen Girozentrale and LOC; Trinity Funding Corporation)	3.55	12/7/06	17,495,000 [a,b]	17,495,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Oregon (continued)				
Oregon Facilities Authority, MFHR (Vintage at Bend Apartments) (Insured; FNMA and Liquidity Facility; FNMA)	3.56	12/7/06	5,800,000 a	5,800,000
Pennsylvania−15.7%				
Allegheny County Hospital Development Authority, Revenue (Children's Institute of Pittsburgh Project) (LOC; Citizens Bank of Pennsylvania)	3.50	12/7/06	2,955,000 a	2,955,000
Bethlehem Area School District, GO Notes (Insured; FSA and Liquidity Facility; Dexia Credit Locale)	3.51	12/7/06	10,000,000 a	10,000,000
Dauphin County General Authority, Revenue (Insured; FSA and Liquidity Facility: Bank of Nova Scotia and KBC Bank)	3.51	12/7/06	30,100,000 a	30,100,000
Dauphin County General Authority, Revenue (School District Pooled Financing Program II) (Insured; AMBAC and Liquidity Facility; Bank of Nova Scotia)	3.51	12/7/06	18,855,000 a	18,855,000
Franklin County Industrial Development Authority, Revenue (Menno Haven Project) (Insured; Radian Bank and Liquidity Facility; Bank of America)	3.50	12/7/06	13,770,000 a	13,770,000
Lancaster County Hospital Authority, Health Center Revenue (Luthercare Project) (LOC; M&T Bank)	3.53	12/7/06	16,915,000 a	16,915,000
Montgomery County Higher Education and Health Authority, Revenue (Pennsylvania Higher Education and Health Loan) (LOC; M&T Bank)	3.53	12/7/06	7,730,000 a	7,730,000
Montgomery County Higher Education and Health Authority, Revenue (Pennsylvania Higher Education and Health Loan) (LOC; M&T Bank)	3.56	12/7/06	10,055,000 a	10,055,000

Short-Term Investments *(continued)*	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Pennsylvania (continued)				
Philadelphia Authority for Industrial Development, Revenue (Gift of Life Donor Program Project) (LOC; Commerce Bank)	3.51	12/7/06	100,000 a	100,000
Susquehanna County Industrial Development Authority, IDR (Stabler Companies, Inc. Project) (LOC; Wachovia Bank)	3.58	12/7/06	3,200,000 a	3,200,000
Susquehanna County Industrial Development Authority, Revenue (Pennfield Corporation Project) (LOC; Fulton Bank)	3.68	12/7/06	4,390,000 a	4,390,000
South Carolina—1.3%				
South Carolina Association of Governmental Organizations, COP, TAN	4.25	4/13/07	10,000,000	10,011,650
Tennessee—2.9%				
Blount County Public Building Authority, Revenue (Local Government Public Improvement) (Insured; AMBAC and Liquidity Facility; Regions Bank)	3.50	12/7/06	1,765,000 a	1,765,000
Tennergy Corporation, Gas Revenue (Putters Program) (Liquidity Facility; JPMorgan Chase Bank)	3.54	12/7/06	10,000,000 a,b	10,000,000
Tennergy Corporation, Gas Revenue (Putters Program) (LOC; BNP Paribas)	3.53	12/7/06	10,000,000 a,b	10,000,000
Texas—12.1%				
Dallas-Fort Worth International Airport Facilities Improvement Corporation, Airport Revenue (Merlots Program) (Insured; FSA and Liquidity Facility; Wachovia Bank)	3.57	12/7/06	3,515,000 a,b	3,515,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Texas (continued)				
East Texas Housing Finance Corporation, MFHR (Liquidity Facility; Merrill Lynch)	3.59	12/7/06	4,315,000 [a,b]	4,315,000
Greater Texas Student Loan Corporation, Student Loan Revenue (LOC; State Street Bank and Trust Co.)	3.53	12/7/06	10,000,000 [a]	10,000,000
Houston, CP (Liquidity Facility; DEPFA Bank PLC)	3.55	1/16/07	10,000,000	10,000,000
Houston, Utility System Revenue, CP (Liquidity Facility: Dexia Credit Locale and Landesbank Baden-Wurttemberg)	3.55	12/14/06	10,000,000	10,000,000
Port of Port Arthur Navigation District, Environmental Facilities Revenue, Refunding (Motiva Enterprises Project)	3.65	12/7/06	5,000,000 [a]	5,000,000
Revenue Bond Certificate Series Trust, Revenue (Dewitt) (GIC; American International Group Funding Inc.)	3.98	12/7/06	8,265,000 [a,b]	8,265,000
Revenue Bond Certificate Series Trust, Revenue (Greens Project) (GIC; American International Group Funding Inc.)	3.98	12/7/06	5,787,000 [a,b]	5,787,000
Revenue Bond Certificate Series Trust, Revenue (Heather Lane Apartments) (GIC; American International Group Funding Inc.)	3.98	12/7/06	10,600,000 [a,b]	10,600,000
Revenue Bond Certificate Series Trust, Revenue (Landings) (GIC; American International Group Funding Inc.)	3.98	12/7/06	8,430,000 [a,b]	8,430,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Texas (continued)				
Revenue Bond Certificate Series Trust, Revenue (Ranch View) (GIC; American International Group Funding Inc.)	3.98	12/7/06	5,845,000 [a,b]	5,845,000
Revenue Bond Certificate Series Trust, Revenue (Silverton Village Town Homes) (GIC; American International Group Funding Inc.)	3.98	12/7/06	6,033,000 [a,b]	6,033,000
Revenue Bond Certificate Series Trust, Revenue (Wildwood Branch) (GIC; American International Group Funding Inc.)	3.98	12/7/06	3,725,000 [a,b]	3,725,000
Utah−.6%				
Intermountain Power Agency, Power Supply Revenue (Insured; AMBAC and Liquidity Facility; Morgan Stanley Bank)	3.54	12/1/06	4,260,000	4,260,000
Vermont−1.0%				
Vermont Economic Development Authority, Revenue, CP (Economic Development Capital Program) (LOC; JPMorgan Chase Bank)	3.65	1/17/07	7,200,000	7,200,000
Washington−1.5%				
Pierce County Economic Development Corporation, Industrial Revenue (SeaTac Packaging Project) (LOC; HSBC Bank USA)	3.65	12/7/06	4,690,000 [a]	4,690,000
Washington Housing Finance Commission, MFHR (Holly Village Senior Living Project) (Insured; FNMA and Liquidity Facility; FNMA)	3.56	12/7/06	6,600,000 [a]	6,600,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Wisconsin–1.8%				
Monona Grove School District, BAN	4.32	12/1/06	13,845,000	13,845,000
Wyoming–3.2%				
Campbell County, IDR (Two Elk Power Generation Station Project) (GIC; American International Group Funding Inc.)	3.80	11/30/07	15,000,000	15,000,000
Campbell County, IDR (Two Elk Power Generation Station Project) (LOC; Citibank NA)	3.80	11/30/07	9,000,000	9,000,000
Total Investments (cost $742,456,986)			**98.4%**	**742,456,986**
Cash and Receivables (Net)			**1.6%**	**12,082,322**
Net Assets			**100.0%**	**754,539,308**

[a] *Securities payable on demand. Variable interest rate—subject to periodic change.*

[b] *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At November 30, 2006, these securities amounted to $184,578,746 or 24.5% of net assets.*

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**PILOT**	Payment in Lieu of Taxes
RAC	Revenue Anticipation Certificates	**RAN**	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants	**RRR**	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes	**SBPA**	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue	**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency	**SWDR**	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes	**TAW**	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes	**XLCA**	XL Capital Assurance

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%) †
F1+,F1		VMIG1,MIG1,P1		SP1+,SP1,A1+,A1	91.2
AAA,AA,A c		Aaa,Aa,A c		AAA,AA,A c	1.1
Not Rated d		Not Rated d		Not Rated d	7.7
					100.0

† Based on total investments.

c Notes which are not F, MIG and SP rated are represented by bond ratings of the issuers.

d Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES
November 30, 2006 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	742,456,986	742,456,986
Cash		12,736,317
Receivable for investment securities sold		20,708,035
Interest receivable		4,540,614
Prepaid Expenses		29,921
		780,471,873
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 2(b)		350,275
Payable for investment securities purchased		24,000,000
Payable for shares of Common Stock redeemed		1,467,086
Accrued expenses		115,204
		25,932,565
Net Assets ($)		**754,539,308**
Composition of Net Assets ($):		
Paid-in capital		754,548,816
Accumulated net realized gain (loss) on investments		(9,508)
Net Assets ($)		**754,539,308**
Shares Outstanding		
(5 billion shares of $.001 par value Common Stock authorized)		756,246,284
Net Asset Value, offering and redemption price per share ($)		**1.00**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended November 30, 2006 (Unaudited)

Investment Income ($):	
Interest Income	**15,401,921**
Expenses:	
Management fee–Note 2(a)	2,123,266
Shareholder servicing costs–Note 2(b)	202,020
Custodian fees	37,533
Director's fees and expenses–Note 2(c)	31,835
Professional fees	30,642
Registration fees	17,924
Prospectus and shareholders' reports	8,342
Miscellaneous	16,174
Total Expenses	**2,467,736**
Investment Income–Net, representing net increase in net assets resulting from operations	**12,934,185**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended November 30, 2006 (Unaudited)	Year Ended May 31, 2006
Operations ($):		
Investment income—net	12,934,185	19,268,516
Net realized gain (loss) from investments	–	(9,508)
Net Increase (Decrease) in Net Assets Resulting from Operations	**12,934,185**	**19,259,008**
Dividends to Shareholders from ($):		
Investment income—net	**(12,934,185)**	**(19,268,516)**
Capital Stock Transactions ($1.00 per share):		
Net proceeds from shares sold	614,295,838	1,834,562,664
Dividends reinvested	5,494,792	9,328,072
Cost of shares redeemed	(837,996,308)	(1,719,670,081)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**(218,205,678)**	**124,220,655**
Total Increase (Decrease) in Net Assets	**(218,205,678)**	**124,211,147**
Net Assets ($):		
Beginning of Period	972,744,986	848,533,839
End of Period	**754,539,308**	**972,744,986**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Six Months Ended November 30, 2006 (Unaudited)	Year Ended May 31,				
		2006	2005	2004	2003	2002
Per Share Data ($):						
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00	1.00
Investment Operations:						
Investment income—net	.015	.023	.012	.005	.008	.015
Distributions:						
Dividends from investment income—net	(.015)	(.023)	(.012)	(.005)	(.008)	(.015)
Dividends from net realized gains on Investments	–	–	–	(.000)[a]	–	–
Total Distributions	(.015)	(.023)	(.012)	(.005)	(.008)	(.015)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00	1.00
Total Return (%)	3.05[b]	2.37	1.17	.49	.84	1.51
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.58[b]	.59	.58	.59	.59	.58
Ratio of net expenses to average net assets	.58[b]	.58	.58	.59	.59	.58
Ratio of net investment income to average net assets	3.05[b]	2.34	1.16	.49	.83	1.50
Net Assets, end of period ($ X 1,000)		754,539	972,745	848,534	981,962	904,764	1,025,306

[a] Amount represents less than $.001 per share.
[b] Annualized.
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Municipal Money Market Fund, Inc. (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a diversified open-end management investment company. The fund's investment objective is to maximize current income exempt from federal income tax to the extent consistent with the preservation of capital and the maintenance of liquidity. The Dreyfus Corporation (the "Manager or Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold to the public without a sales charge.

On December 4, 2006, Mellon Financial and The Bank of New York Company, Inc. announced that they had entered into a definitive agreement to merge. The new company will be called The Bank of New York Mellon Corporation. As part of this transaction, Dreyfus would become a wholly-owned subsidiary of The Bank of New York Mellon Corporation. The transaction is subject to certain regulatory approvals and the approval of The Bank of New York Company, Inc.'s and Mellon Financial's shareholders, as well as other customary conditions to closing. Subject to such approvals and the satisfaction of the other conditions, Mellon Financial and The Bank of New York Company, Inc. expect the transaction to be completed in the third quarter of 2007.

It is the fund's policy to maintain a continuous net asset value per share of $1.00; the fund has adopted certain investment, portfolio valuation and dividend and distribution policies to enable it to do so. There is no assurance, however, that the fund will be able to maintain a stable net asset value per share of $1.00.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at amortized cost in accordance with Rule 2a-7 of the Act, which has been determined by the Board of Directors to represent the fair value of the fund's investments.

On September 20, 2006, the Financial Accounting Standards Board (FASB) released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Cost of investments represents amortized cost.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits, if any, as an expense offset in the Statement of Operations.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income–net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

On July 13, 2006, the FASB released FASB Interpretation No. 48 Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are more-likely-than-not of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after June 29, 2007 and is to be applied to all open tax years as of the effective date. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

The fund has an unused capital loss carryover of $9,508 available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to May 31, 2006. If not applied, the carryover expires in fiscal 2014.

The tax character of distributions paid to shareholders during the fiscal year ended November 30, 2006 were all tax exempt income. The tax character of current year distributions will be determined at the end of the current fiscal year.

At November 30, 2006, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 2—Management Fee and Other Transactions with Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .50% of the value of the fund's average daily net assets and is payable monthly.

(b) Under the Shareholder Services Plan, the fund reimburses the Distributor an amount not to exceed an annual rate of .25% of the value of the fund's average daily net assets for certain allocated expenses of providing personal services and/or maintaining shareholder accounts. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. During the period ended November 30, 2006, the fund was charged $113,394 pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended November 30, 2006, the fund was charged $55,781 pursuant to the transfer agency agreement.

During the period ended November 30, 2006, the fund charged $2,044 for services performed by the Chief Compliance Officer.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $321,706, shareholder services plan fees $7,500, chief compliance officer fees $1,704 and transfer agency per account fees $19,365.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

PROXY RESULTS (Unaudited)

The fund held a special meeting of shareholders on September 30, 2006. The proposal considered at the meeting, and the results, are as follows:

	Shares	
	Votes For	Authority Withheld
To elect additional Board Members:		
Gordon J. Davis †	306,775,999	8,857,381
Joni Evans †	308,510,791	7,122,588
Arnold S. Hiatt †	306,145,566	9,487,814
Burton N. Wallack †	306,354,331	9,279,049

† Each new Board member's term commenced on January 1, 2007.
In addition Joseph S. DiMartino, David W. Burke, Hodding Carter III, Ehud Houminer, Richard C. Leone, Hans C. Mautner, Robin A. Melvin and John E. Zuccotti continue as Board members of the fund.

INFORMATION ABOUT THE REVIEW AND APPROVAL OF THE FUND'S MANAGEMENT AGREEMENT (Unaudited)

At a Meeting of the fund's Board of Directors held on November 6, 2006, the Board considered the re-approval for an annual period of the fund's Management Agreement, pursuant to which the Manager provides the fund with investment advisory and administrative services. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund, were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of the Manager.

Analysis of Nature, Extent, and Quality of Services Provided to the Fund. The Board members received a presentation from representatives of the Manager regarding services provided to the fund and other funds in the Dreyfus fund complex, and discussed the nature, extent, and quality of the services provided to the fund pursuant to the fund's Management Agreement. The Manager's representatives reviewed the fund's distribution of accounts and the relationships the Manager has with various intermediaries and the different needs of each. The Manager's representatives noted the diversity of distribution of the fund as well as among the funds in the Dreyfus fund complex, and the Manager's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each of the fund's distribution channels. The Board also reviewed the number of shareholder accounts in the fund, as well as the fund's asset size.

The Board members also considered the Manager's research and portfolio management capabilities and that the Manager also provides oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered the Manager's extensive administrative, accounting, and compliance infrastructure.

Comparative Analysis of the Fund's Management Fee and Expense Ratio and Performance. The Board members reviewed reports prepared by Lipper, Inc., an independent provider of investment company data, which included information comparing the fund's management fee and expense

ratio with a group of comparable funds (the "Expense Group") and with a broader group of funds (the "Expense Universe") that were selected by Lipper. Included in the fund's reports were comparisons of contractual and actual management fee rates and total operating expenses.

The Board members also reviewed the reports prepared by Lipper that presented the fund's performance for various periods ended September 30, 2006, and placed significant emphasis on comparisons of total return performance for the fund to the same group of funds as the fund's Expense Group (the "Performance Group") and to a group of funds that was broader than the fund's Expense Universe (the "Performance Universe") that also were selected by Lipper. The Manager previously had furnished the Board with a description of the methodology Lipper used to select the fund's Expense Group and Expense Universe, and Performance Group and Performance Universe.

The Board reviewed the results of the Expense Group and Expense Universe comparisons for various periods ended September 30, 2006. The Board reviewed the range of management fees and expense ratios of the funds in the Expense Group and Expense Universe, and noted that the fund's contractual management fee was higher than the Expense Group median and that the fund's actual management fee was higher than the Expense Group and Expense Universe medians. The Board also noted that the fund's total expense ratio was lower than the Expense Group and Expense Universe medians.

With respect to the fund's performance, the Board noted that the fund achieved first or second quintile (the first quintile reflecting the highest performance ranking group) total return results in the Performance Group and Performance Universe for each reported time period up to 10 years. The Board also noted that the fund trailed the Performance Group's top ranked fund by only six basis points for the 1-year period.

Representatives of the Manager reviewed with the Board members the fees paid to the Manager or its affiliates by mutual funds managed by the Manager or its affiliates reported in the same Lipper category as the fund (the "Similar Funds"), and explained the nature of the Similar Funds and the differences, from the Manager's perspective, in providing services to the Similar Funds as compared to the fund. The Manager's representatives also reviewed the costs associated with distribution through intermediaries. The Board discussed the relationship of the management fees paid in light of the Manager's performance, and the services provided. The Board members considered the relevance of the fee information provided for the Similar Funds to evaluate the appropriateness and reasonableness of the fund's management fee. The Manager's representatives noted that there were no similarly managed institutional separate accounts or wrap fee accounts managed by the Manager or its affiliates with similar investment objectives, policies, and strategies as the fund.

Analysis of Profitability and Economies of Scale. The Manager's representatives reviewed the dollar amount of expenses allocated and profit received by the Manager for the fund and the method used to determine such expenses and profit. The Board previously had been provided with information prepared by an independent consulting firm regarding the Manager's approach to allocating costs to, and determining the profitability of, individual funds and the entire Dreyfus mutual fund complex. The Board also had been informed that the methodology had also been reviewed by an independent registered public accounting firm which, like the consultant, found the methodology to be reasonable. The consulting firm also analyzed where any economies of scale might emerge in connection with the management of the fund. The Board members evaluated the profitability analysis in light of the relevant circumstances for the fund, including any decline in fund assets from the prior year, and the extent to which economies of scale would be realized if the fund grows and whether fee levels reflect these economies of scale for the benefit of fund shareholders. The Board members also considered potential benefits to the Manager from acting as investment adviser to the fund and noted that there were no soft dollar arrangements in effect with respect to trading the fund's portfolio.

It was noted that the Board members should consider the Manager's profitability with respect to the fund as part of their evaluation of whether the fees under the Management Agreement bear a reasonable relationship to the mix of services provided by the Manager, including the nature, extent, and quality of such services and that a discussion of economies of scale is predicated on increasing assets and that, if the fund's assets had been decreasing, the possibility that the Manager may have realized any economies of scale would be less. It was noted that the profitability percentage for managing the fund was within ranges determined by appropriate court cases to be reasonable given the services rendered and the fund's overall performance and generally superior service levels provided.

At the conclusion of these discussions, the Board agreed that it had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Management Agreement. Based on its discussions and considerations as described above, the fund's Board made the following conclusions and determinations.

- The Board concluded that the nature, extent, and quality of the services provided by the Manager to the fund are adequate and appropriate.
- The Board was satisfied with the fund's performance.
- The Board concluded that the fee paid to the Manager by the fund was reasonable in light of the services provided, comparative performance and expense and management fee information, costs of the services provided and profits to be realized and benefits derived or to be derived by the Manager from its relationship with the fund.

- The Board determined that the economies of scale which may accrue to the Manager and its affiliates in connection with the management of the fund had been adequately considered by the Manager in connection with the management fee rate charged to the fund, and that, to the extent in the future it were to be determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with the information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the fund's Management Agreement was in the best interests of the fund and its shareholders.

For More Information

**Dreyfus
Municipal Money
Market Fund, Inc.**

200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2006, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



0910SA1106